February 20, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 2 to Draft Registration Statement on Form S-1
Filed January 12, 2024
CIK No. 0001991879

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 3, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 12, 2024

Prospectus Summary
Overview, page 1

1.	Where you first list the verticals that comprise your business model in this section (i.e., in the paragraph beginning, “Currently operating in four...”), please prominently state that all of your revenues have been generated from the Premium Digital Advertising and Multi-Channel Network verticals to date and that the other services have generated no or nominal revenues. Similarly revise the comparable disclosure under “Business–Overview” on page 48.

RESPONSE: We respectfully inform the Staff that we have revised pages 1 and 48 of the Amendment in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022, page 39

2.	We note your revised disclosure in response to prior comment 6. Please supplement the disclosure to discuss any known future trends in revenues streams in view of the significant shift from MCN revenue to campaign-based marketing services revenue and the implications of this shift to your business.

RESPONSE: We respectfully inform the Staff that we have revised page 40 of the Amendment in response to the Staff’s comments.

Revenue, page 39

3.	Based on the revenue percentages added to the prospectus summary in response to prior comment 1, it appears that references to “campaign-based marketing services” in this section are synonymous with the references to “Premium Digital Advertising” in your business disclosure. If so, please revise to use one consistent term throughout the prospectus.

RESPONSE: We respectfully inform the Staff that we have revised the Amendment to revise all prior references on page 39 thereof to “campaign based marketing services” to refer to “premium digital advertising.”

Business
Certain Industry Definitions, page 48

4.	We note your responses to prior comments 10 and 11 and reissue in part. Please provide additional detail on how you define “views.” Each time you present a quantified performance metric figure, disclose the date as of which each figure was measured. In this regard, we note, as examples only, that a measurement date is not provided for your references to “800 million [monthly views],” “90 billion [lifetime view count],” “1,000 channel partners,” or “10,000 influencers” on page 50. Additionally, please define the “subscribers” and “channels” metrics that have been added to page 50. Clarify, for example, whether these are solely YouTube subscribers and channels or subscribers and channels across social media platforms, and if the latter, whether a single individual subscribed to multiple platforms could be counted as a “subscriber” more than once. Please also define “channel” in this circumstance and explain what it means that these are the number of channels for your business. For example, are these channels that you operate? Or are these channels operated by your channel partners, and such channel partners have entered into agreements with you. Similarly, where you define “channel partners” and say that they have entered into partnership agreements with “your MCN,” please explain whether you mean that they have entered into an agreement with a third-party platform. Lastly, the summary case studies added to pages 56 and 57 present “reach” and “engagements” as quantified metrics. Please add these terms to your list of performance metrics and explain how they are defined and how they differ from each other and “views.”

RESPONSE: We respectfully inform the Staff that we have revised Page 50 and 56 of the Amendment in response to the Staff’s comments.

Principal Stockholders, page 77

5.	You disclose elsewhere that shares of your Super Voting Preferred Stock are not convertible into shares of common stock and will remain a separate class following the offering, however, as currently structured, the table implies that, through ownership of preferred stock, Raynauld Liang and Maroon Capital Limited each beneficially own 43.1% of outstanding common stock. Please revise to include separate columns showing the beneficial ownership of the preferred stock and the common stock and also provide a separate column providing the total voting power for your principal stockholders and management based on both common and preferred stock holdings such that it is clear that each of Raynauld Liang and Maroon Capital Limited will control 43.1% of the total voting power. Please also disclose the natural person who has voting and/or dispositive power over the shares held by Maroon Capital Limited.

RESPONSE: We respectfully inform the Staff that we have revised pages 78 and 79 of the Amendment in response to the Staff’s comments.

Certain Relationships and Related-Party Transactions, page 78

6.	We note your response to prior comment 18 and reissue in part. Please revise your discussion of amounts due to related parties in this section to provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related parties and the information regarding indebtedness specified in Item 404(a)(5). Refer to Item 404(d) of Regulation S-K.

RESPONSE: We respectfully inform the Staff that we have revised page 80 of the Amendment in response to the Staff’s comments.

Notes to Carve-Out Combined and Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies Revenue Recognition, page F-11

7.	We note the revised disclosure on pages 57 through 59 regarding upfront services fee, actual expenses plus 10% agency fee and livestreaming commerce. Please disclose whether upfront services fees are deferred when received and if so how they are recognized into revenue; if they are not deferred explain why. In regard to the 10% agency fee, you disclose you pass on third-party expenses incurred on behalf of your clients upon which you add a 10% agency fee. Explain to us and disclose as appropriate whether you recognize the associated revenue net as an agent or gross basis and the basis for your treatment. For livestreaming commerce, please explain to us and disclose whether the associated revenue is recognized net or gross and the basis for your treatment.

RESPONSE: We respectfully inform the Staff that we have revised page 57 of the Amendment in response to the Staff’s comments.

General

8.	We note your response to prior comment 7 and reissue in part. Where appropriate in the filing, please elaborate upon the relationship between each vertical and advertising revenue, explaining how advertising revenue is generated, measured, and allocated between the company and third parties, such as content creators or influencers. In this regard, we note that you emphasize your reliance on advertising revenues at pages 21-22, but the role of advertisers and related third-parties is not discussed in detail where you summarize each of the verticals in your Business disclosure beginning on page 48. Discuss, for example, how often you work directly with advertisers versus receiving a certain percentage of advertising revenues through an intermediary.

RESPONSE: We respectfully inform the Staff that we have revised page 48 of the Amendment in response to the Staff’s comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Kriangkrai Chaimongkol

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